Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three and Six
Months Ended June 30, 2017

Tel-Aviv, Israel, August 31, 2017 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) ("Ellomay" or the "Company"), an emerging operator in the renewable energy and energy infrastructure sector, today reported the publication in Israel of financial statements for the three and six months ended June 30, 2017 of Dorad Energy Ltd. ("Dorad"), in which Ellomay currently indirectly holds approximately 9.4%.

On August 31, 2017, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the "Luzon Group"), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. ("Dori Energy"), which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial results of Dorad for the quarter ended June 30, 2017 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about September 17, 2017.  In an effort to provide Ellomay's shareholders with access to Dorad's financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad's financial results.

Dorad Financial Highlights

•	Dorad's unaudited revenues for the three months ended June 30, 2017 - approximately NIS 536.6 million (or approximately USD 153.5 million, based on the exchange rate on June 30, 2017).

•	Dorad's unaudited operating profit for the three months ended June 30, 2017 - approximately NIS 46.3 million (or approximately USD 13.3 million, based on the exchange rate on June 30, 2017).

Based on the information provided by Dorad, the demand for electricity by Dorad's customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad's revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended June 30, 2017, which include the intermediate months of April, May and June, are not indicative of full year results.

A translation of the financial results for Dorad as of and for the year ended December 31, 2016 and as of and for the three and six month periods ended June 30, 2016 and 2017 is included at the end of this press release. Ellomay does not undertake to separately report Dorad's financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol "ELLO". Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;

•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel's largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel's total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay's controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release regarding the Company's plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company's business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com

Dorad Energy Ltd.

Interim Condensed Statements of Financial Position

	June 30	June 30	December 31
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents	81,313	217,216	80,967
Trade receivables	265,829	276,624	294,351
Other receivables	97,529	18,391	37,174
Pledged deposits	-	29,486	-
Total current assets	444,671	541,717	412,492

Restricted deposits	393,657	305,741	411,574
Prepaid expenses	44,880	46,005	45,938
Fixed assets	4,099,540	4,283,932	4,170,151
Intangible assets	7,420	8,858	8,551
Total non-current assets	4,545,497	4,644,536	4,636,214

Total assets	4,990,168	5,186,253	5,048,706

Liabilities
Current maturities of loans from banks	203,415	174,352	197,389
Current maturities of loans from related parties	70,000	350,000	80,000
Trade payables	329,456	327,085	293,613
Other payables	22,822	10,038	9,152
Financial derivatives	7,298	430	-
Total current liabilities	632,991	861,905	580,154

Loans from banks	3,287,991	3,221,059	3,367,832
Loans from related parties	116,812	198,272	151,638
Provision for dismantling and restoration	35,968	35,434	35,700
Deferred tax liabilities, net	66,305	60,475	65,618
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	3,507,236	3,515,400	3,620,948

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	203,983	162,990	201,646
Total equity	849,941	808,948	847,604

Total liabilities and equity	4,990,168	5,186,253	5,048,706

Dorad Energy Ltd.

Interim Condensed Statements of Profit and Loss

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Revenues	1,211,289	1,126,458	536,602	516,516	2,299,565

Operating costs of the
Power Plant

Energy costs	291,795	284,809	145,767	157,990	550,401
Electricity purchase and
infrastructure services	603,411	543,635	273,001	239,280	1,104,826
Depreciation and
amortization	97,634	105,330	46,189	53,991	209,057
Other operating costs	57,915	65,190	25,296	34,279	141,132

Total operating costs
of Power Plant	1,050,755	998,964	490,253	485,540	2,005,416

Profit from operating
the Power Plant	160,534	127,494	46,349	30,976	294,149

General and
administrative expenses	8,576	8,745	4,505	4,687	19,178

Operating profit	151,958	118,749	41,844	26,289	274,971

Financing income	1,810	2,198	1,312	1,986	7,025
Financing expenses	(150,744)	(108,804)	(89,829)	(69,676)	(226,054)

Financing expenses, net	(148,934)	(106,606)	(88,517)	(67,690)	(219,029)

Profit (loss) before taxes
on income	3,024	12,143	(46,673)	(41,401)	55,942

Tax benefit (Taxes on
income)	(687)	407	10,744	10,350	(4,736)

Profit (loss) for the period	2,337	12,550	(35,929)	(31,051)	51,206

Dorad Energy Ltd.

Interim Condensed Statements of Changes in Shareholders' Equity

			Capital
			reserve for
	Share	Share	activities with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the six months
ended June 30, 2017
(Unaudited)

Balance as at
January 1, 2017 (Audited)	11	642,199	3,748	201,646	847,604

Profit for the period	-	-	-	2,337	2,337

Balance as at
June 30, 2017 (Unaudited)	11	642,199	3,748	203,983	849,941

For the six months
ended June 30, 2016
(Unaudited)

Balance as at
January 1, 2016 (Audited)	11	642,199	3,748	150,440	796,398

Profit for the period	-	-	-	12,550	12,550

Balance as at
June 30, 2016 (Unaudited)	11	642,199	3,748	162,990	808,948

For the three months
ended June 30, 2017
(Unaudited)

Balance as at
April 1, 2017 (Unaudited)	11	642,199	3,748	239,912	885,870

Loss for the period	-	-	-	(35,929)	(35,929)

Balance as at
June 30, 2017 (Unaudited)	11	642,199	3,748	203,983	849,941

For the three months
ended June 30, 2016
(Unaudited)

Balance as at
April 1, 2016 (Unaudited)	11	642,199	3,748	194,041	839,999

Loss for the period	-	-	-	(31,051)	(31,051)

Balance as at
June 30, 2016 (Unaudited)	11	642,199	3,748	162,990	808,948

For the year ended
December 31, 2016 (Audited)

Balance as at
January 1, 2016 (Audited)	11	642,199	3,748	150,440	796,398

Profit for the year	-	-	-	51,206	51,206

Balance as at
December 31, 2016 (Audited)	11	642,199	3,748	201,646	847,604

Dorad Energy Ltd.

Interim Condensed Statements of Cash Flows

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from
operating activities:
Profit (loss) for the period	2,337	12,550	(35,929)	(31,051)	51,206
Adjustments:
Depreciation and amortization
and fuel consumption	142,906	114,078	72,816	56,446	238,484
Taxes on income (tax benefit)	687	(407)	(10,744)	(10,350)	4,736
Financing expenses, net	148,934	106,606	88,517	67,690	219,029
	292,527	220,277	150,589	113,786	462,249

Change in trade receivables	29,102	2,966	8,581	(22,457)	(14,761)
Change in other receivables	(60,355)	13,604	(41,999)	7,392	(5,179)
Change in trade payables	36,707	80,828	42,984	7,188	48,807
Change in other payables	(2,387)	163	(19,779)	(2,744)	677
Change in employee benefits, net	-	-	-	-	-
	3,067	97,561	(10,213)	(10,621)	29,544
Net cash flows provided
by operating activities	297,931	330,388	104,447	72,114	542,999

Cash flows from
investing activities
Payment for settlement of
financial derivatives	(4,633)	(1,365)	(2,784)	(1,043)	(2,017)
Release of pledged deposit	-	-	-	-	29,486
Investment in long-term
restricted deposits	(21,000)	(40,391)	-	(40,391)	(143,891)
Release of long-term restricted
deposits	25,790	70,000	12,572	70,000	70,000
Long-term prepaid expenses	-	(90)	-	(90)	(1,056)
Investment in fixed assets	(53,786)	(15,779)	(21,804)	(10,576)	(25,415)
Investment in intangible assets	(258)	(1,755)	(227)	(273)	(2,804)
Interest received	1,230	121	732	105	624
Net cash flows provided by (used
in) investing activities	(52,657)	10,741	(11,511)	17,732	(75,073)

Cash flows from
financing activities:
Receipt of long-term
loans from related parties	-	-	-	-	16,689
Receipt of long-term
loans from banks	-	-	-	-	242,772
Repayment of long-term loans
from related parties	(39,628)	-	-	-	(147,219)
Repayment of loans from banks	(85,112)	(73,460)	(85,112)	(73,460)	(143,896)
Interest paid	(120,865)	(102,679)	(105,183)	(102,077)	(408,071)
Net cash flows used in
financing activities	(245,605)	(176,139)	(190,295)	(175,537)	(439,725)

Net increase (decrease) in cash
and cash equivalents	(331)	164,990	(97,359)	(85,691)	28,201

Effect of exchange rate fluctuations
on cash and cash equivalents	677	332	523	436	872
Cash and cash equivalents at
beginning of period	80,967	51,894	178,149	302,471	51,894
Cash and cash equivalents at end
of period	81,313	217,216	81,313	217,216	80,967